Fortuna Silver corrects Measured and Indicated Resource breakdown

October 17, 2013: Fortuna Silver Mines Inc. (NYSE: FSM) | (TSX:FVI) | (BVL: FVI) | (Frankfurt: F4S.F) announces that its October 17, 2013 news release entitled “Fortuna Silver increases San Jose silver reserves by 22% and silver inferred resources by 39%” (the “Release”) contains typographical errors in the table providing the detail of Measured and Indicated Mineral Resource estimates for the San Jose Mine located in Oaxaca, Mexico.  Accordingly, the table headed “Mineral Resources – Measured and Indicated” in the Release is retracted and the following substituted in its place:

Mineral Resources - Measured and Indicated					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Measured	44	67	0.55	0.1	0.8
	Indicated	844	74	0.64	2.0	17.4
	Measured + Indicated	888	73	0.64	2.1	18.2

The combined totals for tonnage, grades and contained ounces for the Measured and Indicated Mineral Resources remain unchanged.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of E. Chapman of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the tabulation of the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of T. Kelly, a director of Fortuna Silver Mines Inc.

E. Chapman and T. Kelly are Qualified Persons as defined by the National Instrument 43-101.  Thomas Vehrs, Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by the National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna's mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.